Exhibit 12.1

FelCor Lodging Trust Incorporated
Computation of Ratio of Earnings To Fixed Charges and Preferred Securities Dividends
(in thousands, except for ratio)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009

Income (loss) from continuing operations	$(11,104)	$(56,373)	$(83,793)	$(187,311)	$(133,619)	$(99,620)	$(88,836)
Equity in income of unconsolidated entities	(3,409)	(1,994)	(4,586)	(2,779)	2,068	(16,916)	4,814
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(14,513)	(58,367)	(88,379)	(190,090)	(131,551)	(116,536)	(84,022)

Fixed charges:
Interest expense	49,816	53,102	104,659	127,521	135,952	144,463	106,144
Capitalized interest	8,324	5,682	12,809	12,929	2,206	638	767
Portion of rent expense representative of interest factor	4,600	4,567	9,200	9,133	9,133	9,133	9,033
The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness	62,740	63,351	126,668	149,583	147,291	154,234	115,944

Amortization of capitalized interest	754	793	1,587	1,690	1,778	1,736	1,735

Distributed income of equity investees	2,320	2,384	4,440	4,160	2,261	2,190	2,789

Interest capitalized	(8,324)	(5,682)	(12,809)	(12,929)	(2,206)	(638)	(767)

Earnings	$42,977	$2,479	$31,507	$(47,586)	$17,573	$40,986	$35,679

Fixed charges	$62,740	$63,351	$126,668	$149,583	$147,291	$154,234	$115,944

Preferred securities dividends	19,878	19,356	38,713	38,713	38,713	38,713	38,713

Fixed charges and preferred securities dividends	$82,618	$82,707	$165,381	$188,296	$186,004	$192,947	$154,657

Ratio of Earnings to Fixed Charges	0.52	0.03	0.19	(0.25)	0.09	0.21	0.23

Deficiency	$39,641	$80,228	$133,874	$235,882	$168,431	$151,961	$118,978